Exhibit 99.1

Navigator Holdings Ltd.

July 31, 2018

TO THE SHAREHOLDERS OF

NAVIGATOR HOLDINGS LTD.

Enclosed is a Notice of the 2018 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”), which will be held at The Coral Beach and Tennis Club, Bermuda, at 09:00 local time on September 12, 2018, and related materials. The Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement and related materials, including the Company’s 2017 Annual Report on Form 20-F containing the Company’s audited financial statements for the fiscal year ended December 31, 2017 (the “2017 Annual Report”), are available on the Company’s website at www.navigatorgas.com. Any shareholder may receive a hard copy of the 2017 Annual Report, free of charge upon request.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect Directors to serve until the 2019 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of KPMG LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2018 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on the record date, July 24, 2018.

If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY ALSO VOTE BY INTERNET AT WWW.VOTEPROXY.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ David J Butters
David J Butters
Chief Executive Officer

NAVIGATOR HOLDINGS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2018

NOTICE IS HEREBY given that the 2018 Annual General Meeting of Shareholders (the “Meeting”) of Navigator Holdings Ltd. (the “Company”) will be held at 09:00 local time on September 12, 2018, at The Coral Beach and Tennis Club, Bermuda, for the following purposes, of which items one and two are more completely set forth in the accompanying Proxy Statement:

1.	To elect Directors to serve until the 2018 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of KPMG LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2018 (“Proposal Two”); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 24, 2018, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY ALSO VOTE BY INTERNET AT WWW.VOTEPROXY.COM BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on July 24, 2018.

If you attend the Meeting, you may revoke your proxy and vote in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The Notice of Annual General Meeting of Shareholders, the Proxy Statement and related materials, including the Company’s 2017 Annual Report on Form 20-F, are available on the Company’s website at ww.navigatorgas.com. Any shareholder may receive a hard copy of the 2017 Annual Report, free of charge upon request.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Niall J Nolan
Niall J Nolan
Secretary

July 24, 2018

London, England

NAVIGATOR HOLDINGS LTD.

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2018

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Navigator Holdings Ltd., a Marshall Islands corporation (the “Company”), for use at the Annual General Meeting of Shareholders to be held at The Coral Beach and Tennis Club, Bermuda, at 09:00 local time on September 12, 2018, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about July 31, 2018, to shareholders of the Company entitled to vote at the Meeting. These materials can also be found on the Company’s website at www.navigatorgas.com.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on July 24, 2018 (the “Record Date”) consisted of 55,656,304 shares of common stock, par value $0.01 (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the issued and outstanding Common Shares present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy, shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting, unless otherwise required by law or the articles of incorporation or bylaws of the Company.

Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on the other proposal.

The Common Shares are listed on the New York Stock Exchange under the symbol “NVGS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s London representative office, 10 Bressenden Place, London, SWIE 5DH, United Kingdom, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The board of directors of the Company consists of seven members. As provided in the Company’s Amended and Restated Articles of Incorporation, the directors of the Corporation shall be elected at each annual meeting of shareholders. Each director shall be elected to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Accordingly, the board of directors of the Company has nominated the individuals set forth below under the caption “Nominees for Election to the Company’s Board of Directors” for election, each as a director whose term would expire at the Company’s 2019 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each nominee will be able to serve, but if before the election it develops that one or more nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee(s) as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
David J. Butters	77	Chairman of the Board of Directors
Dr. Heiko Fischer	50	Director
David Kenwright	70	Director
Harold Malone	44	Director
Spiros Milonas	89	Director
Alexander Oetker	43	Director
Florian Weidinger	37	Director

Certain biographical information about the nominees is set forth below.

David J. Butters. David J. Butters has served as president, chief executive officer and chairman of the Board since September 2008. Prior to September 2008, Mr. Butters served as a managing director of Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., where he had been employed for more than 37 years.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. Dr. Fischer has been Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freightcar lessor and logistics company traded on the Frankfurt Stock Exchange, since May 1, 2004. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company. He is the Chairman of the Advisory Board of TRANSWAGGON-Gruppe and a member of the Advisory Boards of Brueckenhaus Grundstueckgesellschaft m.b.h. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co. as well as a member of the Administrative Boards of TRANSWAGGON AG, Waggon Holding AG, AAE Holding AG, AAE Capital AG and VTG Cargo AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilian University in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd. and chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., and previously a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

Harold Malone. Harold L. (Hal) Malone has been a member of the Board since July 2017. Mr. Malone is the Head of Transportation at WL Ross & Co. LLC, the private equity division of Invesco Ltd. Mr. Malone is currently a director of Nautical Bulk Holdings Ltd, a dry bulk shipping company. Prior to Invesco, Mr. Malone served as the chief strategic officer of the Navig8 Group, a fully integrated provider of shipping management services. Before joining Navig8, Mr. Malone spent over 18 years in investment banking, most recently as a managing director in the maritime group at Jefferies LLC. Mr. Malone earned a B.S. in economics from the Wharton School of Business at the University of Pennsylvania.

Spiros Milonas. Spiros Milonas has been a member of the Board since August 2006. He is chairman and president of Ionian Management Inc., which oversees the Ionian Group, with interests in shipping, oil and gas and real estate. Mr. Milonas is a director of the New York Shipping Cooperation Committee, a member of Leadership 100, a member of the Board of Advisors of Atlantic Bank, and a recipient of the Ellis Island Medal of Honor Award. Mr. Milonas graduated from Athens University, School of Economics.

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is a Shareholder of the Oetker Group with interests in food, beer, hotels, banking and chemical companies. In addition, Mr. Oetker is the Founder and Chief Executive Officer of A. O. Shipping GmbH, a bulk shipping company based in Hamburg, Germany. Before founding A. O. Shipping in 2003, Mr. Oetker was employed as chartering manager of Hamburg Sued and by Hutchison Port Holdings in Hong Kong.

Florian Weidinger. Florian Weidinger has been a member of the Board since March 2007. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies in London prior to becoming chief executive officer of Hansabay, a Singapore based fund management business. Mr. Weidinger holds a BSc from Cass Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.

Audit Committee. The Company’s board of directors has established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s independent public accounting firm. The Audit Committee currently consists of Florian Weidinger, David Kenwright and Alexander Oetker. As the Company is a foreign private issuer, it is exempt from the committee corporate governance rules of the NYSE, other than the Audit Committee requirement.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT PUBLIC ACCOUNTING FIRM

The board of directors is submitting for ratification at the Meeting the selection of KPMG LLP (“KPMG”) as the Company’s independent public accounting firm for the fiscal year ending December 31, 2018.

KMPG has advised the Company that KPMG does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent public accounting firm. All services rendered by the independent public accounting firm are subject to review by the audit committee of the Company’s board of directors.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF KPMG AS THE INDEPENDENT PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact. Copies of materials for the Meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.navigatorgas.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call the company’s London representative office at +44 20 7340 4850, or e-mail accounts@navigatorgas.com.

By Order of the Board of Directors

/s/ Niall J Nolan
Niall J Nolan
Secretary

July 24, 2018

London, England

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NAVIGATOR HOLDINGS LTD.

September 12, 2018

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at www.navigatorgas.com

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i   Please detach along perforated line and mail in the envelope provided.  i

⬛ 20703000000000001000 7	091218

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR ALL” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  X ☐

The Board of Directors recommends you vote FOR ALL the following proposal:				The Board of Directors recommends you vote FOR the following proposal:
1. To Elect Directors to serve until the 2019 Annual Meeting of Shareholders:
		NOMINEES:				FOR	AGAINST	ABSTAIN
☐	FOR ALL NOMINEES	O David J. Butters O Dr. Heiko Fischer O David Kenwright O Harold Malone O Spiros Milonas O Alexander Oetker O Florian Weidinger		2.	To ratify the appointment of KPMG LLP, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018.	☐	☐	☐
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES
☐	FOR ALL EXCEPT (See instructions below)			NOTE: To transact other such business as may properly come before the meeting or any adjournment thereof.

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: 🌑

					MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ∎	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	∎